UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated September 13, 2006

BENETTON GROUP CONSOLIDATED REVENUES CLIMB TO 898 MILLION EURO, NET INCOME OF 64 MILLION EURO

Improved net financial position at 292 million euro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

September 13, 2006

BENETTON GROUP CONSOLIDATED REVENUES CLIMB TO

898 MILLION EURO, NET INCOME OF 64 MILLION EURO

Improved net financial position at 292 million euro

Ponzano, September 13, 2006 - The Benetton Board of Directors today approved the consolidated results for the first half of 2006.

Group net revenues for the first half of 2006 were 898 million euro, up by 56 million euro (+6.7%) compared with 842 million in the corresponding period of 2005. "Apparel" sector sales to third parties amounted to 825 million euro, while, in the first half of 2005, these were 768 million euro, with an increase of 57 million euro (+7.4%).

Revenues in the "Apparel" sector were influenced by higher contribution of the Turkish partnership (established in May 2005), for 14 million euro and by the sales growth of directly operated stores. Revenue performance from the network managed by partners was mainly driven by commercial development strategy, including the increase in margins to the network, and the positive reception by the market of the collections.

The Mediterranean area, Eastern European countries, China and India continue to grow significantly.

Sales were affected by positive exchange rates, for around 5 million euro (+0.6%).

Luciano Benetton, commenting the first half figures stated "the development of the Group present in all the major markets and the strong acceleration in the orders we are registering confirm the strength of our world-wide commercial network and the appreciation of the quality of our products by the final consumer." The Chairman of Benetton Group added "I have the firm conviction that this tendency is only the beginning and I expect to see further growth in the future."

Gross operating income was 42.3% of revenues compared with 43.8% in the same period of 2005, with a contribution margin of 35.1% compared with 36.6% in the corresponding period of 2005. Margins were primarily influenced by policies implemented by the Group to stimulate development of the network and to increase margins to the commercial partners.

EBIT was 89 million euro compared with 95 million euro in the first half of 2005 and 9.9% of revenues compared with 11.2% in the comparative half year, with the percentage of general and operating expenses remaining almost unchanged.

Net income attributable to the Parent Company was 64 million euro, equivalent to 7.1% of revenues, compared with 63 million euro in the first half of 2005 (7.4% of revenues).

Group Shareholders'equity at June 30, 2006, amounted to 1,261 million euro (1,262 million at December 31, 2005).

The net financial position was 292 million euro, against 475 million euro at June 30, 2005 (and 351 million at December 31, 2005), due to improved working capital management resulting from the commercial policies adopted and in spite of higher operating investments.

The results for the first half of the year allow the following forecast for 2006: an increase in revenues of around 8%, EBIT in the region of 10% of consolidated revenues and net income of around 6.5%-7.0%.

Contextually to the Group Half Year Report, the Board of Directors also approved that of Benetton Group S.p.A., prepared for the first time in conformity with IFRS, and which includes, in an attachment with related explanatory notes, the reconciliations required by paragraphs 39 and 40 of the international accounting standard IFRS 1 "First-time adoption of International Financial Reporting Standards".

The amounts shown in the reconciliation document have been certified by the audit company PricewaterhouseCoopers.

This document includes indications of future company prospects which reflect the current opinions and forecasts of the Management. Any indication relating to the future of the company is subject to certain risks and uncertainties which could cause material variations in the final results compared with forecasts made. Potential risks and uncertainties include factors such as general economic conditions, fluctuations in exchange rates, pressures from competitive products and prices and changes in regulations.

For further information and contacts:

Media

0039 0422519036

www.benettongroup.com/press

Investor Relations

0039 0422519412

www.benettongroup.com/investors

First-time adoption of the International Financial Reporting Standards

Benetton Group S.p.A. has reclassified its financial statements for the first half of 2005 and full year 2005 in accordance with International Financial Reporting Standards (IFRS); the main differences between Italian accounting principles and IFRS are discussed below.

Income statement

Net income for 2005 was particularly affected by the IFRS listed below:

IAS 39 which has increased the original amount by 3.2 million euro as a result of valuing currency and interest rate hedges;

IFRS 2 which has resulted in a decrease of 1.5 million euro as a result of accounting for stock option plans.
Full year 2005	Italian GAAP	IFRS effects	IFRS
Benetton Group S.p.A. net income	58.3	2.1	60.4

First half 2005	Italian GAAP	IFRS effects	IFRS
Benetton Group S.p.A. net income	47.0	1.2	48.2

Balance sheet

Net capital employed and the net financial position have increased as a result of adopting Ias 39 and Ifrs 2.
December 31, 2005	Italian GAAP	IFRS effects	IFRS
Net capital employed	1,238.4	4.1	1,242.5
Total shareholders'equity	944.6	1.3	945.9
Net financial position	293.8	2.8	296.6

June 30, 2005	Italian GAAP	IFRS effects	IFRS
Net capital employed	1,260.4	9.1	1,269.5
Total shareholders'equity	933.4	-0.6	932.8
Net financial position	327.0	9.7	336.7

Audited figures

Benetton Group S.p.A. results

Income statement by nature of cost
	1st half	1st half
(millions of euro)	2006	2005	Change
Revenues	20	20	-

Other operating income	3	3	-
Purchases of consumables	1	1	-
Payroll and related costs	10	10	-
Depreciation and amortization	2	1	1
Other operating costs	15	16	(1)
EBIT	(5)	(5)	-

Dividends and adjustments for investments	55	55	-
Net financial expenses and exchange differences	(4)	(3)	(1)
Income before taxes	46	47	(1)

Income taxes	1	(1)	2
Income for the period	45	48	(3)

Balance sheet and financial position highlights
(millions of euro)	06.30.2006	12.31.2005	06.30.2005
Working capital	78	90	98
Capital employed	1,241	1,242	1,270
Net financial position	312	296	337
Shareholders'equity	929	946	933

Cash flow statement
	1st half	1st half
(millions of euro)	2006	2005
Cash flow provided by operating activities	50	61
Cash flow provided/(used) by investing activities	(5)	24
Free cash flow	45	85

Cash flow provided/(used) by financing activities:
- dividends paid	(62)	(62)
- net change in sources of finance	47	(19)
- net change in cash and banks	(30)	(4)
Cash flow provided/(used) by financing activities	(45)	(85)

Figures not yet audited

Benetton Group consolidated results

Consolidated income statement
	1st half		1st half				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	898	100.0	842	100.0	56	6.7	1,765	100.0
Cost of sales	518	57.7	474	56.2	44	9.4	995	56.4
Gross operating income	380	42.3	368	43.8	12	3.3	770	43.6
Selling costs	65	7.2	60	7.2	5	8.6	127	7.2
Contribution margin	315	35.1	308	36.6	7	2.2	643	36.4
General and operating expenses	231	25.7	212	25.3	19	8.5	438	24.8
Ordinary operating result	84	9.4	96	11.3	(12)	(11.9)	205	11.6
Non-recurring expenses/(income)	(5)	(0.5)	1	0.1	(6)	n.s.	48	2.7
EBIT	89	9.9	95	11.2	(6)	(5.8)	157	8.9
Financial income/(expenses) and exchange differences	(6)	(0.7)	(11)	(1.3)	5	(40.0)	(23)	(1.3)
Income before taxes	83	9.2	84	9.9	(1)	(1.4)	134	7.6
Income taxes	18	2.0	21	2.5	(3)	(16.7)	20	1.1
Net income/(loss) for the period	65	7.2	63	7.4	2	3.9	114	6.5
attributable to:
- shareholders of the Parent Company	64	7.1	63	7.4	1	1.9	112	6.3
- minority Shareholders	1	0.1	-	-	1	n.s.	2	0.2

Balance sheet and financial position highlights
(millions of euro)	06.30.2006	12.31.2005	Change	06.30.2005
Working capital	631	688	(57)	738
Assets held for sale	8	8	-	9
Property, plant and equipment and intangible assets	894	895	(1)	918
Non-current financial assets	20	25	(5)	26
Other assets/(liabilities)	11	10	1	3
Capital employed	1,564	1,626	(62)	1,694

Net financial position	292	351	(59)	475
Total shareholders'equity	1,272	1,275	(3)	1,219

Consolidated cash flow statement
	1st half	1st half
(millions of euro)	2006	2005
Cash flow provided/(used) by operating activities	154	92
Cash flow provided/(used) by investing activities	(43)	(20)	(A)
Free cash flow	111	72

Cash flow provided/(used) by financing activities:
- dividends paid	(64)	(62)
- net change in sources of finance	4	4
- net change in cash and cash equivalents	(51)	(14)
Cash flow provided/(used) by financing activities	(111)	(72)

(A) Includes 29 million euro in proceeds from the sale of financial assets.

Figures not yet audited